[redacted]

12010749

Mail Processing
Section

FEB 21 2012

Washington, DC
123

AB 3/19

M.A. 2/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alforma Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas Suite 1805
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Denson (212) 421-7500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Denson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alforma Capital Markets, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SUBSCRIBED AND SWORN TO BEFORE ME ON THIS 7th DAY OF February 2012

NOTARY PUBLIC

Notary Public

SANTA GOODRICH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
NO. 01GO6193926
MY COMMISSION EXPIRES 09/22/2012

Signature

CHIEF OPERATING OFFICER

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Alforma Capital Markets, Inc.

December 31, 2011

CARR RIGGS & INGRAM
CPAs and Advisors
LIMITED LIABILITY COMPANY
www.CRIcpa.com

Financial Statements

Alforma Capital Markets, Inc.

December 31, 2011

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report

Shareholder
Alforma Capital Markets, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Alforma Capital Markets, Inc. (the "Company"), a subsidiary of OJSC Alfa Bank, as of December 31, 2011, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alforma Capital Markets, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and the computation of aggregate indebtedness, as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Carr Riggs & Ingram LLC

February 15, 2012

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 1,073,305
Due from broker	1,736,246
Clearing deposit with broker	100,000
Due from affiliate	3,034
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $241,723	29,421
Other assets	111,078
	$ 3,053,084

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses and other liabilities	$ 54,762
Shareholder's equity:	
Preferred stock - no par value; authorized 500 shares, none issued	
Common stock - no par value; authorized 500 shares, issued and outstanding 187 shares	11,011,500
Accumulated deficit	(8,013,178)
	2,998,322
	$ 3,053,084

See accompanying notes to financial statements.

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

Revenue:	
Commission income	$ 770,594
Interest and other income	40,116
	810,710
Expenses:	
Compensation and benefits	1,067,508
Floor brokerage, commissions and clearing fees	121,269
Communications	191,766
Rent expense, including occupancy costs	136,109
Professional and consulting fees	62,550
Interest	61,061
Other	189,352
	1,829,615
Loss before provision for income taxes	(1,018,905)
Provision for income taxes	17,712
Net loss	$ (1,036,617)

See accompanying notes to financial statements.

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common stock		Accumulated	
	Shares	Amount	deficit	Total
Balances January 1, 2011	187	$ 11,011,500	$ (6,976,561)	$ 4,034,939
Net loss for the year	-	-	(1,036,617)	(1,036,617)
Balances December 31, 2011	187	$ 11,011,500	$ (8,013,178)	$ 2,998,322

See accompanying notes to financial statements.

ALFORMA CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net loss	$ (1,036,617)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	10,375
Changes in operating assets and liabilities:	
Increase in due from broker	(96,026)
Decrease in due from affiliate	9,064
Decrease in other assets	23,976
Decrease in accrued expenses and other liabilities	(5,674)
Total adjustments	(58,285)
Net cash used by operating activities and net decrease in cash and cash equivalents	(1,094,902)
Cash and cash equivalents, January 1, 2011	2,168,207
Cash and cash equivalents, December 31, 2011	$ 1,073,305

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Alforma Capital Markets, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of OJSC Alfa Bank (the "Parent"). The Company provides brokerage and investment services as an introducing broker for US institutional clients investing in Russia and the Commonwealth of Independent States.

Cash and cash equivalents:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. Cash equivalents consist of a money market fund maintained at a bank.

Clearing deposit with broker:

The Company is required to keep a $100,000 refundable deposit as part of its service agreement with its clearing broker.

Furniture, equipment and leasehold improvements:

Depreciation of furniture, equipment and leasehold improvements is provided for on a straight-line basis over the estimated useful lives of such assets. Estimated useful lives of the furniture, equipment, and leasehold improvements are from five to seven years.

Income taxes:

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts generally relate to differences between depreciation methods used for book and tax purposes.

1. Nature of operations and summary of significant accounting policies - continued:

Uncertain tax positions:
The Company has adopted the provisions of *FASB ASC (Accounting Standards Codification) No. 740, Income Taxes*. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2008 for all major tax jurisdictions.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and expense recognition:
The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized when it is earned on a trade date basis.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

2. Furniture, equipment, and leasehold improvements:

Furniture, equipment and leasehold improvements, at cost, consist of the following:

Furniture and fixtures	$ 36,102
Leasehold improvements	35,177
Office equipment	199,865
	271,144
Less accumulated depreciation	(241,723)
	$ 29,421

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2011.

4. Income taxes:

The provision for income taxes at December 31, 2011, is summarized as follows:

Current:	
State	$ 17,712

The income tax expense differs from the benefit that would result from applying federal statutory rates to loss before provision for income taxes due to state income taxes and the valuation reserve against deferred tax assets.

At December 31, 2011, the Company had net operating loss carryforwards for income tax purposes of approximately $7,760,000, which are available to offset federal, state and local taxable income through 2031. The carryforwards resulted in a deferred tax asset of approximately $1,600,000 at December 31, 2011, for which the Company has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit. The valuation allowance increased by approximately $210,000 during the year ended December 31, 2011.

5. Commitments:

The Company is obligated under non-cancelable lease agreements for office space and office equipment expiring through June 2015. In general, the terms of the lease agreements require the Company to pay for insurance, taxes, and other costs relative to the leased property. Future aggregate minimum rental commitments for years ending December 31, are as follows:

2012	$ 155,748
2013	154,552
2014	152,160
2015	76,080
	$ 538,540

The lease of the Company's office space contains provisions for escalations based on certain costs incurred by the lessor. Rent expense relative to the above lease agreements was $136,109 for the year ended December 31, 2011 and is included in the accompanying statement of operations as rent expense.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

6. Net capital requirements - continued:

As of December 31, 2011, the Company had excess net capital of $1,807,645 and a net capital ratio of .03 to 1.

7. Related party transactions:

The Company maintains cash balances with the Parent (OJSC Alfa Bank). At December 31, 2011, such cash balances amounted to $939,576.

Also, the Company earned approximately $498,141 of commission income from affiliated companies.

8. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 61,061
Income taxes	$ 17,712

9. Subsequent events:

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 15, 2012.

ALFORMA CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Total shareholder's equity	$ 2,998,322
Deductions:	
Non-allowable assets:	
Cash held in foreign affiliated banks	(939,576)
Furniture and equipment, net	(29,421)
Due from affiliate	(3,034)
Other assets, including prepaid expenses, deposits and other	(103,725)
Net capital before haircuts on securities and foreign currency	1,922,566
Haircuts on securities and foreign currency	(14,921)
Net capital	$ 1,907,645
Net capital, as reported in Company's FOCUS report (included in Part II of Form X-17A-5 as of December 31, 2011)	$ 1,907,645

See independent auditor's report.

ALFORMA CAPITAL MARKETS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Accrued expenses and other liabilities	$ 54,762
Ratio of aggregate indebtedness to net capital	.03 to 1

See independent auditor's report.

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Shareholder
Alforma Capital Markets, Inc.
New York, NY

In planning and performing our audit of the financial statements of Alforma Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 15, 2012

CRI CARR RIGGS & INGRAM
CPAs and Advisors

Carr, Riggs & Ingram, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, Florida 32789

(407) 644-7455
(407) 628-5277 (fax)
www.cricpa.com

Independent Accountant's Report On Applying Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

Shareholder
Alforma Capital Markets, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation Form (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Alforma Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Alforma Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alforma Capital Markets, Inc.'s management is responsible for Alforma Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (check copy and general ledger) noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. We compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and is not intended to be and should not be used by anyone other than those specified parties.

Carr Riggs & Ingram LLC

February 15, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090 2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051950 FINRA DEC
ALFORMA CAPITAL MARKETS INC 8*8
1270 AVENUE OF THE AMERICAS STE 1805
NEW YORK NY 10020-1713

Note: If any of the information shown on the mailing label requires correction, please e mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARC H. STOLTZ, 516-222-9111

2. A	General Assessment (item 2e from page 2)	$ 1,704
B	Less payment made with SIPC-6 filed (exclude interest) 07/28/2011 Date Paid	(999)
C	Less prior overpayment applied	(—)
D	Assessment balance due or (overpayment)	705
E	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	—
F	Total assessment balance and interest due (or overpayment carried forward)	$ 705
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 705
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALFORMA CAPITAL MARKETS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF OPERATING OFFICER
(Title)

Dated the 24TH day of JANUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 810,710

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 121,269

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,748

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ——

Enter the greater of line (i) or (ii) 7,748

Total deductions 129,017

2d. SIPC Net Operating Revenues $ 681,693

2e. General Assessment @ .0025 $ 1,704

(to page 1, line 2.A.)